UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100

Santa Fe Cuajimalpa

05348 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐    No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.

By:	/s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: January 27, 2014

We have prepared this report to provide our investors with the following documents:

(i)	the Underwriting Agreement, dated January 13, 2014, among Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”), the guarantors named therein (the “Guarantors”) and the underwriter named in Schedule I thereto;

(ii)	the Sixth Supplemental Indenture, dated as of January 21, 2014, among the Company, the Guarantors, the Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (the “Trustee”), and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent;

(iii)	specimens of the Global Notes representing the 3.875% Senior Notes due 2023 (the “2023 Notes”) and the 5.250% Senior Notes 2043 (the “2043 Notes”);

(iv)	the opinion of Cleary Gottlieb Steen & Hamilton LLP as to the legality of the securities; and

(v)	the opinion of Carlos Luis Díaz Sáenz, general counsel of the Company, as to the legality of the securities.

Exhibit Number	Exhibit Description

1.1	Underwriting Agreement, dated January 13, 2014, among the Company, the Guarantors and the underwriter named in Schedule I thereto.

4.1	Sixth Supplemental Indenture, dated as of January 21, 2014, among the Company, the Guarantors, the Trustee and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent.

4.2	Specimen of Global Note representing the 2023 Notes (incorporated by reference to Exhibit 4.3 to the Company’s report on Form 6-K filed with the Securities Exchange Commission (“SEC”) on December 5, 2013 (No. 001-12260)).

4.3	Specimen of Global Note representing the 2043 Notes (incorporated by reference to Exhibit 4.4 to the Company’s report on Form 6-K filed with the SEC on December 5, 2013 (No. 001-12260)).

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the legality of the securities, dated January 21, 2014.

5.2	Opinion of Carlos Luis Díaz Sáenz, general counsel of the Company, as to the legality of the securities, dated January 21, 2014.

Coca-Cola FEMSA hereby designates this report on Form 6-K as being incorporated by reference into its Registration Statement on Form F-3 (No. 333-187275) filed with the SEC on March 15, 2013, as amended and filed with the SEC on November 8, 2013.